UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
NOVEMBER 18, 2009
Commission File Number: 000-30134
CDC Corporation
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
11/F, ING Tower
308 Des Voeux Road Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

Exhibit	Description

1.01	Press release dated November 18, 2009 CDC Games Receives Final Government Approvals for The Lord of the Rings and Now Readies for Open Beta and Commercial Launch

1.02	Press release dated November 18, 2009 CDC Corporation to Hold Third Quarter 2009 Earnings Call on November 23, 2009 at 9:00 AM EST

1.03
Press release dated November 23, 2009
CDC Corporation Reports Net Income Attributable to Controlling Interest of $5.6 million and $16.5 million for the Third Quarter and First Nine Months, Respectively, in 2009 Compared to Net Loss of $10.0 million and $33.1 million for Comparable Periods in 2008

1.04	Press release dated December 4, 2009 Simon Wong Named CEO of CDC Games

1.05	Press release dated December 7, 2009 CDC Corporation Announces Additional Purchase of Convertible Notes

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2009

CDC Corporation
By:	/s/ John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated November 18, 2009 CDC Games Receives Final Government Approvals for The Lord of the Rings and Now Readies for Open Beta and Commercial Launch

1.02	Press release dated November 18, 2009 CDC Corporation to Hold Third Quarter 2009 Earnings Call on November 23, 2009 at 9:00 AM EST

1.03
Press release dated November 23, 2009
CDC Corporation Reports Net Income Attributable to Controlling Interest of $5.6 million and $16.5 million for the Third Quarter and First Nine Months, Respectively, in 2009 Compared to Net Loss of $10.0 million and $33.1 million for Comparable Periods in 2008

1.04	Press release dated December 4, 2009 Simon Wong Named CEO of CDC Games

1.05	Press release dated December 7, 2009 CDC Corporation Announces Additional Purchase of Convertible Notes